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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3 )*

                 Asia Pacific Wire and Cable Corporation Limited
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    G0535E106
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                                 (CUSIP Number)

                                 Lien, Tai-Sheng
                      4th Fl., No. 69, Sec. 4, Hsin-Yi Rd.
                            Taipei, Taiwan R.O.C. 106
                              Tel: 886-2-2702-1259

                                    Copy to:
                               Michael J. Fieweger
                              Baker & McKenzie LLP
                              One Prudential Plaza
                             130 East Randolph Drive
                                Chicago, IL 60601
                                Tel: 312-861-8232
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 19, 2004
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of

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   securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-02)

CUSIP NO. G0535E106
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1     NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Set Top International Inc.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [X]

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3   SEC USE ONLY

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4   SOURCE OF FUNDS (See Instructions)

                   WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
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                7   SOLE VOTING POWER
  NUMBER OF
                          10,074,102
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING

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                         10,074,102
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              10,074,102
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             72.84%
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14   TYPE OF REPORTING PERSON (See Instructions)

CO
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      The following information amends Items 3, 4, 5, 6, and 7 of the original
Schedule 13D (the "Original Schedule 13D") filed by Set Top International Inc. on October 27, 2003 as amended by Amendment No. 1 to the Original Schedule 13D filed on December 15, 2003 and Amendment No. 2 to the Original Schedule 13D filed on March 25, 2004 (as amended, the "Statement"). Except to the extent amended by the information contained herein, the Statement remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to those terms in the Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Person paid $11,500,000 to acquire the claims secured by the 6,976,666 shares of Common Stock of Asia Pacific Wire & Cable Corporation Limited (the "Company"), a Bermuda company, described in Item 4, using funds included in its working capital as well as contributions from its shareholders. The Reporting Person has foreclosed upon the 6,976,666 shares of Common Stock at a foreclosure sale held on March 10, 2004 in satisfaction of $13,000,000 of the aggregate amount of claims secured by the 6,976,666 shares of Common Stock, described in Item 4. The Reporting Person did not contribute any additional cash or funds in connection with the acquisition of these 6,976,666 shares of Common Stock through foreclosure. Title to these 6,976,666 shares of Common Stock were registered in the name of the Reporting Person on July 21, 2004 pursuant to the terms of the Settlement Agreement dated July 2, 2004 among the Reporting Person, Pacific Electric Wire and Cable Co., Ltd. ("PEWC"), a Taiwanese corporation, and the Company (as amended, the "Settlement Agreement") described below in Item 4, copies of which are attached as Exhibits F and G hereto.

      Additionally, the Reporting Person lent $4,100,000.00 secured by a pledge of 3,097,436 shares of Common Stock, described in Item 4, using funds included in its working capital as well as contributions from its shareholders. These 3,097,436 shares of Common Stock were transferred to, and registered in the name of, the Reporting Person on July 21, 2004 pursuant to the terms of the Settlement Agreement described below in Item 4. The Reporting Person did not contribute any additional cash or funds in connection with the acquisition of these 3,097,436 shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

      Pursuant to the terms of the Assignment Agreement dated October 16, 2003 (the "Assignment Agreement"), a copy of which is included as Exhibit A hereto, the Reporting Person acquired all right, title and interest of Swiss Re Financial Products Corporation ("Swiss Re"), a Delaware corporation, under an Amended and Restated Letter of Credit and Reimbursement Agreement dated as of September 21, 2001 (the "L/C Reimbursement Agreement") between Swiss Re and PEWC, a copy of which is included as Exhibit B. The obligations of PEWC to Swiss Re were secured in part by a pledge of 6,976,666 shares of the Common Stock (the "PUSA Shares") held by Pacific USA Holdings Corp. ("PUSA"), a Texas corporation, pursuant to the terms of an Amended and Restated Pledge Agreement dated as of February 20, 2002 (the "Pledge Agreement") in the form included as Exhibit C. PUSA filed a voluntary petition for

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relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy
Court for the Northern District of Texas on December 2, 2002 (In re Venturelink Holdings, Inc., Case No. 02-80906-SAF-11 (Bankr. N.D. Tex. Dec. 2, 2002)). The rights acquired by the Reporting Person included Swiss Re's claim against PUSA in bankruptcy. Pursuant to the terms of an Order Approving the Agreement Regarding Relief From the Automatic Stay dated February 25, 2003, the automatic stay enjoining Swiss Re from foreclosing on the PUSA Shares was lifted, which gave the Reporting Person, as successor in interest to Swiss Re, the right to proceed against the PUSA Shares in satisfaction of the claims against PUSA.

      The Reporting Person foreclosed upon 6,976,666 shares of the Common Stock of the Company in a foreclosure sale held on March 10, 2004 for a purchase price of $13,000,000. The Reporting Person acquired the shares in partial payment of certain claims acquired by it from Swiss Re as disclosed in the Statement. The Reporting Person became the holder of legal title to the shares on July 21, 2004 when, pursuant to the Settlement Agreement, the certificate representing the shares of Common Stock together with a duly executed share transfer form with respect to such shares were submitted to the Secretary of the Company and such transfer was registered.

      Furthermore, the Reporting Person and Kinbong Holding Limited ("Kinbong"), a wholly owned subsidiary of PEWC organized under the laws of the British Virgin Islands, entered into a Loan Contract dated as of September 8, 2003 (the "Kinbong Loan Agreement"), a copy of which is included as Exhibit D. Pursuant to the Kinbong Loan Agreement and a Letter of Advice on Pledge of Negotiable Securities dated as of September 8, 2003 (the "Kinbong Pledge Agreement"), a copy of which is included as Exhibit E, the Reporting Person lent to Kinbong $4,100,000.00 secured by a pledge of 3,097,436 shares of Common Stock (the "Kinbong Shares") to the Reporting Person. Principal and interest under the Kinbong Loan Agreement were due and payable on November 30, 2003. In connection with the Settlement Agreement, the Kinbong Loan Agreement and the Kinbong Pledge Agreement were terminated and the Kinbong Shares were transferred to, and registered in the name of, the Reporting Person on July 21, 2004.

      On July 2, 2004, the Reporting Person, PEWC and the Company entered into the Settlement Agreement, which became effective on July 19, 2004. Under the terms of the Settlement Agreement, PEWC, the Company and the Reporting Person released all claims and obligations and agreed to withdraw all proceedings against each other. The Settlement Agreement further requires PEWC and the Company to cause the Company to convene a shareholders' meeting on September 30, 2004 to elect the directors of the Company. Pursuant to the Settlement Agreement, 10,074,102 shares (constituting 6,976,666 PUSA Shares and 3,097,436 Kinbong Shares) of the Common Stock of the Company were registered in the name of the Reporting Person. The certificates representing these shares were delivered to a mutually selected escrow agent (the

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"Escrow Agent") pursuant to the terms of an Escrow Agreement dated on or about
July 9, 2004 among the Reporting Person, the Escrow Agent, PEWC and the Company (the "Escrow Agreement").

      Under the Settlement Agreement, PEWC and the Company have the right to purchase 10,074,102 shares of Common Stock held by the Escrow Agent for a purchase price of $25,000,000. PEWC and the Company must deliver full payment of the purchase price by August 30, 2004. In the event that the drawdown of a loan approved by a bank cannot be made by the August 30, 2004 deadline, the Settlement Agreement requires PEWC and the Company to notify the Reporting Person prior to August 15, 2004. If the Reporting Person finds after its verification that the loan is actually being processed, then the Reporting Person may agree to extend the August 30, 2004 deadline to September 30, 2004, provided that PEWC and the Company pay interest at the rate of 5% per annum on the purchase price from September 1, 2004 until the date payment is made. If PEWC and the Company fail to make payment of the purchase price by August 30, 2004 or other date approved by the Reporting Person under the terms of the Settlement Agreement, then the Escrow Agreement requires the Escrow Agent to deliver the 10,074,102 shares to the Reporting Person. If PEWC and the Company deliver the $25,000,000 purchase price to the Escrow Agent by the applicable deadline, then Escrow Agreement requires the Escrow Agent to complete the transfer registration for the 10,074,102 shares in accordance with APWC's and PEWC's instructions and deliver the purchase price to the Reporting Person.

      The foregoing descriptions of the L/C Reimbursement Agreement, the Assignment Agreement, the Pledge Agreement, the Kinbong Loan Agreement, the Kinbong Pledge Agreement and the Settlement Agreement are qualified in their entirety by reference to the complete terms and conditions of such agreements, which are included as exhibits.

      If PEWC and the Company fail to deliver the purchase price of $25,000,000 to the Escrow Agent by the applicable deadline, as required under the terms of the Settlement Agreement, the Reporting Person intends to hold the PUSA Shares and Kinbong Shares for investment purposes. In such case, the Reporting Person further intends to assume control over the Company by nominating and electing at least a majority of the board of directors at the Company's shareholder meeting required to be held by the Company and PEWC on September 30, 2004 under the terms of the Settlement Agreement. The Reporting Person will continue to evaluate its investment in the Company on the basis of various factors, including the Company's business, financial condition, results of operations and prospects, general economic and industry conditions, and the securities markets in general and those for the Company's shares. Based upon such evaluation, the Reporting Person may take such actions in the future as it may deem appropriate in light of the circumstances existing from time to time. Depending on market and other factors, the Reporting Person may seek to acquire additional shares of Common Stock in the open market, in private transactions, through a tender offer, a cash out merger or otherwise, or determine to dispose of all or a portion of the Common Stock beneficially owned by the Reporting Person, including through sales in the open market, underwritten public offerings, private sale transactions and hedging transactions with third parties.

      If PEWC and the Company fail to deliver the purchase price of $25,000,000 to the Escrow Agent by the applicable deadline, as required under the terms of the Settlement Agreement, the Reporting Person may also, to the extent that it determines that there are fewer than 300 shareholders of the Company resident in the United States, seek to have the Company terminate the registration of its Common Stock under the Exchange Act

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pursuant to Section 12(g)(4) of the Exchange Act and Rule 12g-4 promulgated thereunder. The Reporting Person however has not at this time formulated any specific plans to enter into transactions which have as their goal causing the Common Stock of the Company to be held of record by fewer than 300 persons resident in the United States.

      Except as set forth in this Item 4, the Reporting Person does not have any plans or proposals with respect to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) The Reporting Person beneficially owns 10,074,102 shares of Common Stock, representing 72.84% of the outstanding shares of Common Stock. The percentage beneficial ownership of the Reporting Person has been determined based on 13,830,769 shares of Common Stock outstanding as of December 31, 2003, as reported in the Company's Form 20-F for the fiscal year ended December 31, 2003. The Reporting Person has sole power to vote or direct the voting of 10,074,102 shares of Common Stock, and sole power to dispose or direct the disposition of, the 10,074,102 shares of Common Stock it beneficially owns.

      (c)-(e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit A          -         Assignment Agreement between Swiss Re
                                    Financial Products Corporation and Set Top
                                    International Inc. dated October 17, 2003.
                                    (1)

       Exhibit B          -         Amended and Restated Letter of Credit and
                                    Reimbursement Agreement between Swiss Re
                                    Financial Products Corporation and Pacific
                                    Electric Wire & Cable Co., Ltd. dated as of
                                    September 21, 2003. (1)

       Exhibit C          -         Amended and Restated Pledge Agreement by and
                                    among Pacific Electric Wire & Cable Co.,
                                    Ltd. Pacific USA Holdings Corp., PUSA
                                    Investment Company, Montford Limited, Elan
                                    Investments Limited, Top Target Limited,
                                    Berger Systems Limited, Austway Services
                                    Limited, and Swiss Re Financial Products
                                    Corporation dated as of February 20, 2002.
                                    (1)

       Exhibit D          -         Loan Contract between Kinbong Holdings
                                    Limited, as Borrower, and Set Top
                                    International Inc., as Lender, dated as of September 8, 2003. (1)

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       Exhibit E          -         Letter of Advice on Pledge of Negotiable
                                    Securities between Kinbong Holdings Limited,
                                    as Pledgor, and Set Top International, Inc.,
                                    as Pledgee, dated as of September 8, 2003.
                                    (1)

       Exhibit F          -         Settlement Agreement between Set Top
                                    International Inc., Pacific Electric Wire &
                                    Cable Co., Ltd., and Asia Pacific Wire &
                                    Cable Corporation Ltd. dated as of July 2,
                                    2004. (2)

       Exhibit G          -         Amendment to the Settlement Agreement
                                    between Set Top International Inc., Pacific
                                    Electric Wire & Cable Co., Ltd., and Asia
                                    Pacific Wire & Cable Corporation Ltd. dated as of July 19, 2004. (2)

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(1)   Incorporated by reference from the Reporting Person's Schedule 13D, as filed with the Securities and Exchange Commission on October 27, 2003, SEC File No. 005-51237.

(2)   Filed herewith.

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             August 2, 2004

                                             Set Top International Inc.

                                             /s/ Tsai, Fu-Chuan
                                             ---------------------------
                                             Tsai, Fu-Chuan
                                             Director and Secretary
                                             Set Top International Inc.